480 Pleasant Street
Lee, Massachusetts 01238
(413) 243-1600

March 12, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Stephen Krikorian
Accounting Branch Chief

Via EDGAR

Re:	Wave Systems Corp.
Form 10-K for the fiscal year ended December 31, 2011
Filed March 30, 2012
File No. 000-24752

Dear Mr. Krikorian,

This letter sets forth the response of Wave Systems Corp. (the “Company”) to the follow-up comment of the staff of the Division of Corporation Finance (the “Staff”) provided orally on March 7, 2013 regarding our response to the Staff’s previous comment #1 contained in our letter of February 20, 2013 relating to the above-referenced Form 10-K.

As requested by the Staff, we will include in the Company’s upcoming Form 10-K for the year ended December 31, 2012 the risk factor substantially as set forth on Annex A to this letter, which has been revised to disclose the number and aggregate purchase price of the shares of Company common stock it has sold under its shelf registration statement since the filing of the Company’s Form 8-K on March 15, 2012.

Should you have any questions or comments, please call me at (413) 243-7008 or e-mail at jfeeney@wave.com.

Sincerely,

/s/ Gerard T. Feeney

Gerard T. Feeney
Chief Financial Officer

cc:	Matthew Crispino, Securities and Exchange Commission
Melissa Walsh, Securities and Exchange Commission
Steven K. Sprague, President and Chief Executive Officer
Neil Townsend, Willkie Farr & Gallagher LLP

Annex A

We may be subject to claims and additional costs as a result of our determination in March 2012 that certain previously filed financial statements relating to the Company’s acquired subsidiary, Safend, should not be relied upon.

In March 2012, the Company determined that previously filed financial statements of the Company’s acquired subsidiary, Safend, relating to certain pre-acquisition periods should not be relied upon due to certain accounting errors, as further described in the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2012.  To date, the Company has not filed restated pre-acquisition Safend financial statements.  As a result, there is a risk that claims relating to these errors could be brought against us, including by purchasers of our shares in offerings made by us under our shelf registration statement.  Since March 15, 2012, we have sold 12,691,399 shares, along with warrants exercisable for 2,956,287 shares, for an aggregate of approximately $11,719,000 under such registration statement.  Any such claims or related litigation could result in substantial costs, divert management’s attention and resources, and have a material adverse effect on our financial condition and results of operations.